UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K ☐Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2019

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

American BriVision (Holding) Corporation

Full name of registrant:

Metu Brands, Inc.

Former name if applicable:

44370 Old Warm Springs Blvd.

Address of principal executive office (Street and number):

Fremont, CA

City, state and zip code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

 American BriVision (Holding) Corporation (the “Company”) was unable to file its Annual Report on Form 10-K for the period ended December 31, 2019 on a timely basis because the Company requires additional time to finalize the Form 10-K due to delays caused by the effects of COVID-19. The Company anticipates that it will file the Form 10-K no later than the fifteenth calendar day following the prescribed extended filing date relying on the Order (Release No. 34-88318) issued by the Securities and Exchange Commission (the “SEC”).

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Chihliang An	1	(510) 668-0881
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes ☒ No

Form 8-K filed with the SEC on April 14, 2020.

Form 8-K filed with the SEC on September 5, 2019.

Form 8-K filed with the SEC on August 13, 2019

Form 8-K filed with the SEC on August 1, 2019

Form 8-K filed with the SEC on July 12, 2019

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

It is expected that for the fiscal year ended December 31, 2019, the Company will report a net loss of approximately $3.9 million compared to a net loss of approximately $6.1 million for the fiscal year ended December 31, 2018.

American brivision (Holding) corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2020	By	/s/ Chihliang An
Chihliang An
Chief Financial Officer

INSTRUCTION.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations. (See 18 U.S.C. 1001).